SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d - 2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SWISHER HYGIENE INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

870808102

(CUSIP Number)

Michael Francis Esq.

Akerman Senterfitt

One Southeast Third Ave., 25th Floor

Miami, Florida 33131

(305) 982-5581

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 870808102	SCHEDULE 13D	Page 2 of 7

1.	NAMES OF REPORTING PERSONS H. Wayne Huizenga
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC and OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 24,226,709
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 24,226,709
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,226,709[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	The aggregate amount beneficially owned includes 24,207,798 shares of common stock in the Issuer and 18,911 shares of common stock underlying restricted stock units that have vested.

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Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) filed by H. Wayne Huizenga (the “Reporting Person”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Swisher Hygiene Inc., a Delaware corporation (the “Issuer”). For purposes of this Schedule 13D, the phrase Common Stock shall include shares covered by vested restricted stock units of the Issuer and restricted stock units that will vest within 60 days of this filing, which are owned by the Reporting Person. The principal executive offices of the Issuer are located at 4725 Piedmont Row Drive, Suite 400, Charlotte, North Carolina 28210.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by H. Wayne Huizenga, the Reporting Person, with respect to the shares of the Issuer’s Common Stock.

(b) The business address of the Reporting Person is 4725 Piedmont Row Drive, Suite 400, Charlotte, North Carolina 28210.

(c) The Reporting Person is the Chairman of the Board of Directors of the Issuer. The principal business address of the Issuer is 4725 Piedmont Row Drive, Suite 400, Charlotte, North Carolina 28210. The Reporting Person is also the Chairman of the Board of Directors of Huizenga Holdings, Inc. The business address of Huizenga Holdings, Inc. is 450 E. Las Olas Blvd., Suite 1500, Fort Lauderdale, Florida 33301.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The information required by Item 3 is incorporated by reference from Item 4 of this report.

Item 4.	Purpose of Transaction.

The Reporting Person acquired his shares of Common Stock for investment purposes.

History of Swisher International, Inc.

Swisher International, Inc. (“Swisher International”) was originally founded in 1986 as a Nevada corporation. From its founding through 2004, Swisher International operated primarily as a franchisor and licensor of restroom hygiene services.

In November 2004, the Reporting Person and Steven R. Berrard, the President, Chief Executive Officer and a Director of the Issuer, acquired a majority interest in Swisher International, which at the time was a publicly traded company. Subsequently, in May 2006, the Reporting Person and Mr. Berrard acquired the remaining outstanding shares of Swisher (representing in the aggregate 1,212,890 share of Swisher International) and began operating Swisher International as a private company.

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The primary goal of acquiring ownership of Swisher International was to transition the business to take greater advantage of the Swisher brand and nationwide service and distribution network, and to better leverage the under-utilized platform to expand both product and service offerings. From May 2006 through June 2010, the Reporting Person and Mr. Berrard positioned Swisher International for future growth and becoming a public company.

Swisher International funded a significant amount of this growth and development through stockholder loans and advances. From May 2008, through June 2010, Swisher International borrowed an aggregate of $21,445,000 from Royal Palm, an affiliate of the Reporting Person, pursuant to an unsecured promissory note originally issued on May 15, 2008 (the “Royal Palm Note”), and which has been amended as additional amounts have been advanced. In July 2010, Mr. Berrard purchased $10,722,500 of the total debt, including accrued interest, represented by the Royal Palm Note.

Merger with CoolBrands International Inc.

On November 1, 2010, the Issuer redomiciled to Delaware from Canada (the “Redomestication”), where it had been a publicly-traded corporation, listed on the Toronto Stock Exchange (“TSX”) under the name CoolBrands International Inc. (“CoolBrands”), and trading under the symbol “COB.” Also, in connection with the Redomestication, CoolBrands changed its name to Swisher Hygiene Inc. on November 1, 2010.

On November 2, 2010, one day after completion of the Redomestication, CoolBrands Nevada, Inc. (“CoolBrands Nevada”), a wholly-owned subsidiary of the Issuer, merged with and into Swisher International, with Swisher International continuing as the surviving corporation (the “Merger”).

As a result of the Merger and pursuant to the merger agreement by and among CoolBrands, Swisher International and CoolBrands Nevada, dated August 17, 2010 (the “Merger Agreement”), Swisher International became a wholly-owned subsidiary of the Issuer. Upon completion of the Merger and the Redomestication, the Issuer inherited the reporting issuer status of CoolBrands. The Issuer’s shares of Common Stock began trading on the TSX under the symbol “SWI” on November 4, 2010. As CoolBrands was a reporting issuer (or equivalent) in each of the provinces of Canada, Swisher Hygiene became a reporting issuer in each of the provinces in Canada. On November 9, 2010, the Issuer filed a Registration Statement on Form 10 (the “Form 10”) with the Securities Exchange Commission (“SEC”). The Form 10 was deemed effective on January 10, 2011, and since that date, the Issuer has been a U.S. reporting company, subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. On February 2, 2011, the Issuer began trading on NASDAQ under the ticker symbol “SWSH.” The Issuer’s Common Stock is currently listed on both the NASDAQ and TSX exchanges.

In the Merger, the former stockholders of Swisher International received 57,789,630 shares of Swisher Hygiene common stock, representing, on a fully diluted basis, a 48% ownership interest in Swisher Hygiene at such time. The stockholders of CoolBrands retained 56,225,433 shares of Swisher Hygiene common stock, representing, on a fully diluted basis, a 52% ownership interest in Swisher Hygiene at such time. 55,789,632 of the shares issued to former shareholders of Swisher International are subject to lock-up agreements, which expire on the earlier of (i) the public release of Swisher Hygiene’s earnings for the 2011 fiscal year or (ii) March 31, 2012.

As a result of the Merger, the 524,813 shares of Swisher International held by the Reporting Person were converted into 25,005,359 shares of the Issuer, and these shares are subject to a lock-up agreement, as described above. The shares of Common Stock of the Issuer held by some of the former shareholders of Swisher International, representing a total of 29,339,544 shares of Common Stock of the Issuer, have been pledged to the Reporting Person as security for certain obligations owing pursuant to stock pledge agreements (individually, the “Stock Pledge Agreement”) by each person for the benefit of the Reporting Person.

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In connection with the Merger, on November 2, 2010, the aggregate amount of the Royal Palm Note was contributed as capital to the Issuer.

On September 16, 2011, the Reporting Person gifted 800,000 shares of Common Stock of the Issuer to the Reporting Person’s adult children. These shares of Common Stock that were gifted remain subject to the lock-up agreement.

The descriptions of the Merger Agreement, the Lock-Up Agreement, and the Stock Pledge Agreement are qualified in their entirety by reference to the Merger Agreement, the Lock-Up Agreement, and Stock Pledge and Security Agreement, copies of which have been filed as exhibits 1, 2 and 3, respectively, to this statement and are incorporated herein by reference.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to, or could result in, any of the matters referenced in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person may be deemed to beneficially own an aggregate of 24,226,709 shares of Common Stock of the Issuer, representing approximately 13.9% of the outstanding shares of Common Stock of the Issuer (based on 174,900,991 shares of Common Stock deemed issued and outstanding as of January 10, 2012 together with the 18,911 shares which are issuable upon the conversion of the vested restricted stock units held by the Reporting Person, which were issued to the Reporting Person in connection with his service to the board of directors of the Issuer).

(b) The Reporting Person has the sole power to vote and the sole power to dispose of each of the 24,226,709 shares of Common Stock which he may be deemed to beneficially own.

(c) On December 31, 2011, the Reporting Person received 4,011 shares of restricted stock units in lieu of $15,000 in cash as director fees for service during the fourth quarter of 2011. The number of restricted stock units awarded was based on the Issuer’s common stock closing price on December 30, 2011. The restricted stock units are fully vested but the shares will only be delivered to the Reporting Person following the Reporting Person’s departure as a director of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information required by Item 6 is incorporated herein by reference from Item 4 of this report.

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Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1	Agreement and Plan of Merger, among CoolBrands International Inc., CoolBrands International (Nevada), Inc., Swisher International, Inc. and Steven R. Berrard, dated as of August 17, 2010. (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form 10, filed November 9, 2010).

2	Form of Lock-Up Agreement. (incorporated by reference to Exhibit 10.9 to the Issuer’s Registration Statement on Form 10, filed November 9, 2010).

3	Form of Assignment of Stock, including Form of Non-Recourse Secured Promissory Note as Exhibit A and Form of Stock Pledge Agreement as Exhibit B.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	/s/ H. Wayne Huizenga
H. Wayne Huizenga